Exhibit 12.1

HOST HOTELS & RESORTS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in millions, except ratio amounts)

	Quarter ended
	March 23, 2012	March 25, 2011
Loss from continuing operations before income taxes	$(63)	$(80)
Add (deduct):
Fixed charges	98	94
Capitalized interest	(1)	(1)
Amortization of capitalized interest	2	2
Equity in losses related to certain 50% or less owned affiliates	2	2

Adjusted earnings	$38	$17

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$86	$82
Capitalized interest	1	1
Portion of rents representative of the interest factor	11	11

Total fixed charges and preferred stock dividends	$98	$94

Deficiency of earnings to fixed charges and preferred stock dividends	$(60)	$(77)